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       January 7, 2022

       Steven Cabouli
       Chief Executive Officer
       iWallet Corp
       401 Ryland St., Ste. 200A
       Reno, Nevada 89502

                                                        Re: iWallet Corp
                                                            Form 10-12G
                                                            Filed September 28,
2021
                                                            File No. 000-56347

       Dear Mr. Cabouli:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




       Sincerely,


       Division of Corporation Finance

       Office of Manufacturing